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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66513 (5)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Homewood (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Boudreaux 225-231-5011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POSTLETHWAITE & NETTERVILLE, APAC
(Name – *if individual, state last, first, middle name*)

8550 UNITED PLAZA BLVD. SUITE 1001 (Address) BATON ROUGE (City) LA (State) 70809 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Boudreaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNBB CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

VICE PRESIDENT, FINOPS

Title

J.P. Wolin, Notary Public ID #9484

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 472,998	$ 379,336
Restricted cash	16,642	16,371
Commissions receivables	72,406	29,713
Prepaid expenses	21,810	11,679
Furniture and equipment, net	5,559	11,995
Total Assets	$ 589,415	$ 449,094

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
LIABILITIES		
Due to affiliates	$ 51,663	$ 52,571
Commissions payable	40,035	11,734
Accrued employee benefits	33,852	28,328
Total Liabilities	125,550	92,633
MEMBER'S EQUITY		
Contributed capital	690,000	690,000
Accumulated deficit	(226,135)	(333,539)
Total Member's Equity	463,865	356,461
Total Liabilities and Member's Equity	$ 589,415	$ 449,094

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL
STATEMENTS OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Commissions and fees	$ 845,777	$ 443,679
Interest income	20,069	5,702
Total revenues	865,846	449,381
Expenses:		
Salaries and employee benefits	220,081	206,292
Commissions	354,002	169,271
Other general and administrative expenses	48,181	51,861
Licenses and fees	29,170	34,376
Accounting and auditing fees	31,746	22,375
Consulting fees	13,410	5,182
Depreciation expense	6,437	6,741
Total expenses	703,027	496,098
Income (loss) before income taxes	162,819	(46,717)
Income tax expense (benefit)	55,415	(15,838)
Net income (loss)	$ 107,404	$ (30,879)

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2008 and 2007

	Contributed Capital	Accumulated Deficit	Total
Balance, January 1, 2007	$ 690,000	$ (302,660)	$ 387,340
Net loss	-	(30,879)	(30,879)
Balance, December 31, 2007	690,000	(333,539)	356,461
Net income	-	107,404	107,404
Balance, December 31, 2008	$ 690,000	$ (226,135)	$ 463,865

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 107,404	$ (30,879)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	6,437	6,741
Changes in operating assets and liabilities:		
Commissions receivable	(42,694)	(13,743)
Prepaid expenses	(10,131)	(2,254)
Commissions payable	28,301	26,498
Accrued employed benefits	5,524	5,173
Due to affiliates	(908)	37,163
Net cash provided by operating activities	93,933	28,699
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	(271)	(663)
Net cash used in investing activities	(271)	(663)
NET INCREASE IN CASH	93,662	28,036
Cash, beginning of year	379,336	351,300
Cash, end of year	$ 472,998	$ 379,336

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Description of business

FNBB Capital Markets, LLC (the Company) is a Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Prior to July 28, 2005, FNBB Capital Markets, LLC was a limited liability company whose sole member was First National Bankers Bank (FNBB). Because FNBB is a wholly owned subsidiary of First National Bankers' Bankshares, Inc., the Company is effectively a wholly owned subsidiary of First National Bankers' Bankshares, Inc. (the "Parent").

Effective July 28, 2005, in order to allow the Company to offer services to customers other than member banks of FNBB due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to the Parent, and coincident therewith, the Parent became the sole member of the Company. The Company was approved by the NASD in November 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to carry customer accounts and to accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products. However, the Company did not execute any transactions as an introducing broker/dealer related to this new service line until February 2006.

Cash and cash equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash

The Company has $16,642 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Commissions receivable

Receivables from brokers consist of commissions and fees earned on the sale of retirement products and general securities and receivables from others consist of receivables from registered representatives. Management reviews the receivables for collectability and, as deemed necessary, establishes an allowance for estimated uncollectible amounts.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 10 years. Accumulated depreciation was $19,342 and $12,905 at December 31, 2008 and 2007, respectively.

Commissions payable

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Administrative service fees

Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

FNBB accounts for income tax under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Accordingly, the Company also applies SFAS No. 109 pursuant to the tax sharing agreement described in Note 2. SFAS No. 109 is an asset liability approach that requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in tax law or rates.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

Receivables and credit policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2008, all commissions were considered collectible and no allowance was necessary.

Reclassification

Certain amounts in the 2007 financial statements have been reclassified to conform with the current year presentation.

NOTES TO FINANCIAL STATEMENTS

2. Income taxes

Effective January 1, 2006, pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2008 and 2007, the income tax expense (benefit) recorded of $55,415 and ($15,838) respectively, is classified as current in the accompanying statements of net income (loss) as the Parent was able to utilize the income tax credits during 2007 in the consolidated return. In accordance with the terms of the Agreement, the Parent made estimated tax payments to the Company for the estimated tax expense (benefit) during 2008 and 2007 totaling $56,000 and $53,000, respectively. Accordingly, the difference between the actual recorded income tax expense (benefit) and the estimated tax payments received is recorded as amounts due to affiliates in the accompanying statements of financial condition. Amounts due to affiliates relating to income taxed totaled $51,663 and $52,571 as of December 31, 2008 and 2007, respectively.

3. Related party transactions

The Company operates in facilities that are owned by the Parent. During 2008 and 2007, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $580,017 and $384,050, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were absorbed by the Company's Parent in 2008 and 2007. The Company has amounts due to the Parent at December 31, 2008 and 2007, of $125,550 and $92,633, respectively, relating to income taxes (see Note 2) and salaries and employee benefits expenses.

4. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2008, the Company had net capital of $392,496, which was $342,946 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $125,550 at December 31, 2008. The Company's ratio of aggregate indebtedness to net capital ratio was 0.32 to 1 at December 31, 2008.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $50,000.

NOTES TO FINANCIAL STATEMENTS

4. Regulatory requirements (continued)

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

SUPPLEMENTAL SCHEDULES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 Of The Securities and Exchange Commission

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, AL

We have audited the accompanying financial statements of FNBB Capital Markets, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 18, 2009

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

FNBB CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

NET CAPITAL		
Total members' equity	$	463,865
Less nonallowable assets:		
Furniture and equipment, net		(5,559)
Prepaid expenses		(21,810)
Fidelity bond		(44,000)
NET CAPITAL	$	392,496
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
EXCESS NET CAPITAL	$	342,496
AGGREGATE INDEBTEDNESS	$	125,550
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.32 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than small rounding differences.

FNBB CAPTIAL MARKETS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 Of the Securities Exchange Act of 1934

December 31, 2008

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, AL

In planning and performing our audit of the financial statements of FNBB Capital Markets, LLC (the Company), for the year ended December 31, 2008 (on which we have issued our report thereon dated February 18, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 18, 2009

FNBB CAPTIAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

FNBB CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FACING PAGE	2
OATH OR AFFIRMATION	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Members' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 12
Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission	13
Schedule I Computation of Net Capital	14
Schedule II Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 Of the Securities Exchange Act of 1934	15
Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3	16 - 17

Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, AL

We have audited the accompanying statement of financial condition of FNBB Capital Markets, LLC (the Company) as of December 31, 2008 and the related statement of income, statement of changes in member's equity, and statement of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2007, were audited by other auditors, whose report dated February 22, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FNBB Capital Markets, LLC as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 18, 2009

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611